Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Allergan plc

Subject Company: KYTHERA Biopharmaceuticals, Inc.

Commission File Number: 001-35663

ALLERGAN TO ACQUIRE KYTHERA

Extending Leadership in Facial Aesthetics

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s estimated or anticipated future results or other non -historical facts are “forward-looking statements” that reflect Allergan’s current perspective of existing trends and information as of the date of this communicati on. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “for ecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the KYTHERA acquisition, including future financial and operating results, Allergan’s or KYTHERA’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note th at Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Allergan’s current expectations depending u pon a number of factors affecting

Allergan’s business, KYTHERA’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; successful closing of the KYTHERA acquisition; subsequent integration of the KYTHERA acquisition and the market potential of KYBELLA™; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities n ecessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the impositi on of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite KYTHERA stockholder approval; the risk that a condition to closing of the KYTHERA acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the potential dilutive effect of the Allergan shares to be issued in the transaction; the anticipat ed size of the markets and continued demand for Allergan’s and KYTHERA’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of pr oduct liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; perio dic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product la unches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Allergan’s and KYTHERA’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the a vailability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Alle rgan’s and KYTHERA’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of p harmaceutical products; changes in tax laws or interpretations that could increase Allergan’s consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the SEC, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended

December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (such periodic public filings having been filed under the

“Actavis plc” name), and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update or revise these forward-looking statements.

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitati on of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed acquisition by Allergan of

KYTHERA, Allergan will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of KYTHERA that also constitutes a prospectus of Allergan. The definitive proxy statement/prospectus will be delivered to stockholders of KYTHERA INVESTORS AND SECURITY HOLDERS OF KYTHERA ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Allergan and KYTHERA through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan’s internet website at http://www.allergan.com or by contacting Allergan’s

Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by KYTHERA will be available free of charge on KYTHERA s internet website at http://www.kythera.com/ or by contacting KYTHERA’s Investor Relations Department at (818) 587-4559.

Participants in the Merger Solicitation

Allergan, KYTHERA their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the KYTHERA stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of KYTHERA is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 23, 2015 and certain of its Current Reports on

Form 8-K. Information about the directors and executive officers of Allergan is set forth in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015 and certain of its Current Reports on Form 8-K (such proxy statement and periodic public filings having been filed under the “Actavis plc” name). Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

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Allergan + Kythera: Extending Our Leadership in Facial Aesthetics

Acquisition of KYTHERA, a biopharmaceutical company focused on high-value aesthetic products with large market opportunity for ~$2.1 billion

KYBELLATM (deoxycholic acid) injection: first and only approved non-surgical treatment for submental fat, commonly known as double chin

FDA Approved April 29; Q3’15 launch expected

Completed two phase III studies in the U.S., EU with statistically significant reduction in submental fat Ex-U.S. regulatory filings in Canada (Aug. 2014), Switzerland (Oct. 2014), and Australia (Feb. 2015)

KYTHERA Broadens our ~$2.4b aesthetic portfolio offerings with a key commercial-ready opportunity

KYBELLATM joins a strong facial aesthetics portfolio including BOTOX®, JUVÉDERM®, VOLUMA®, LATISSE® and SKINMEDICA

KYBELLATM is a pivotal entry point for expanding use of facial aesthetic products in men Addition of KYBELLATM allows for creation of new market for contouring

Adds attractive early stage pipeline opportunity

Development of setipiprant (KYTH-105), a novel compound for the prevention of male pattern baldness Global Scalp Market = $1B with largest opportunities in the US, Japan

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Allergan Redefines The Aging Face

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Platforms for Continued Growth

Contouring Fillers Neuromodulators

2002

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KYBELLA™: the First and Only

Submental Contouring Injectable Drug

Clinically Proven

Development program involved 20 clinical trials with 2,600 patients of which 1,600 have been treated with KYBELLA™

Statistically significant, visible results

Safety profile well characterized

Customized

Treatment with KYBELLA™ is customized to the patient’s aesthetic goals for an improved chin profile

Many patients experience visible results in 2 to 4 treatments. May receive up to 6 treatments.

Corrective

When injected, KYBELLA™ causes the lysis of adipocytes, the destruction of fat cells

Once destroyed, those cells cannot store or accumulate fat

Once the aesthetic response is achieved, retreatment is not expected

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Strong Market Opportunity for KYBELLA



Treatment of frown lines and wrinkles
Treatment of small lines and volume loss
Nonsurgical treatment of submental fullness due to subcutaneous fat has not been possible until now





- Americans spent ≥$12B on both surgical and nonsurgical procedures, with many looking for nonsurgical options[1]
- >$2.3B on facial injectable procedures alone

- Toxins and fillers only treat lines, wrinkles, and volume
- Currently, no product addresses the submental area

- 68% of consumers expressed that they are somewhat to extremely bothered by excess fat under the chin[2]

Large Market | **Unmet Opportunity** | **Consumers Concerned**

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1. ASAPS National Statistics, 2014
2. 2014 ASDS Consumer Survey

Allergan

Maximizing KYBELLA Market Opportunity

Leverage and grow our facial aesthetics sales force

Focus on two KYBELLA™ patient-types:

Existing toxin and filler patient – those comfortable with facial injectables

Naïve injectable consumers who are “new” to facial injectables

KYBELLA™ offers significant potential (fat reduction vs beauty) to bring men into practice and generate revenue for other facial injectables

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KYTHERA Acquisition: Transaction Structure

~$2.1 Billion deal at $75 per share

80% in cash, 20% equity (~$1.6 billion in net cash)

No anticipated impact to previous 2015 EPS forecast; accretive in 2017

Transaction structure will allow AGN to retain Investment Grade Ratings

Company remains committed to delevering to 3.5x debt to adjusted EBITDA by the end of Q1 2016

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Next Steps

KYTHERA shareholder vote required; no Allergan shareholder vote required

Deal subject to customary antitrust approval (Hart Scott Rodino)

Closing expected in Q3 2015

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AGN

LISTED

NYSE